Exhibit 99.1

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED JUNE 30, 2013

(Unaudited)

Condensed Consolidated Balance Sheets

(Unaudited)
	June 30,	December 31,
(millions of US$)	2013	2012
		(restated - note 4)
Assets
Current
Cash and cash equivalents (note 24)	270	553
Accounts receivable	970	884
Risk management (note 19)	85	48
Income and other taxes receivable	25	10
Restricted cash (note 11)	103	-
Inventories	118	122
Prepaid expenses	23	19
	1,594	1,636
Other assets (note 10)	204	55
Restricted cash (note 11)	135	-
Investments (note 8)	1,801	1,791
Risk management (note 19)	73	26
Goodwill (note 9)	775	775
Property, plant and equipment (note 12)	10,659	10,462
Exploration and evaluation assets (note 12)	3,193	3,319
Deferred tax assets	1,148	1,273
	17,988	17,701
Total assets	19,582	19,337

Liabilities
Current
Bank indebtedness	38	-
Accounts payable and accrued liabilities	1,686	1,744
Current portion of Yme removal obligation (note 11)	103	-
Risk management (note 19)	8	81
Income and other taxes payable	82	84
Loans from joint ventures (note 8)	197	148
Current portion of long-term debt (note 16)	567	8
	2,681	2,065
Decommissioning liabilities (note 14)	1,361	1,514
Yme removal obligation (note 11)	172	-
Other long-term obligations (note 17)	240	256
Risk management (note 19)	2	1
Long-term debt (note 16)	4,356	4,434
Deferred tax liabilities	1,051	1,157
	7,182	7,362

Contingencies and commitments (note 20)

Shareholders' equity
Common shares (note 18)	1,709	1,639
Preferred shares (note 18)	191	191
Contributed surplus	110	121
Retained earnings	6,898	7,148
Accumulated other comprehensive income	811	811
	9,719	9,910
Total liabilities and shareholders' equity	19,582	19,337

See accompanying notes.

Condensed Consolidated Statements of Income (Loss)

(Unaudited)	Three months ended		Six months ended
	June 30,		June 30,
(millions of US$)	2013	2012	2013	2012
		(restated - note 4)		(restated - note 4)
Revenue
Sales	1,152	1,740	2,250	3,715
Other income	10	17	37	43
Income from joint ventures and associates, after tax (note 8)	23	43	21	98
Total revenue and other income	1,185	1,800	2,308	3,856

Expenses
Operating	381	629	710	1,193
Transportation	51	58	102	117
General and administrative	111	133	214	252
Depreciation, depletion and amortization (note 12)	464	545	885	1,119
Impairment (impairment reversals) (note 13)	(9)	73	(2)	1,126
Dry hole	69	65	69	125
Exploration	67	91	142	147
Finance costs (note 15)	79	67	157	138
Share-based payments expense (recovery) (note 18)	2	(31)	24	(72)
(Gain) loss on held-for-trading financial instruments (note 19)	(221)	(35)	(141)	12
Gain on disposals (note 5)	(59)	(254)	(59)	(759)
Other, net (note 21)	13	(42)	19	30
Total expenses	948	1,299	2,120	3,428
Income before taxes	237	501	188	428
Income taxes (note 22)
Current income tax	139	179	286	584
Deferred income tax (recovery)	1	126	18	(643)
	140	305	304	(59)
Net income (loss)	97	196	(116)	487

Per common share (US$):
Net income (loss)	0.09	0.19	(0.12)	0.47
Diluted net income (loss)	0.06	0.14	(0.14)	0.38
Weighted average number of common shares outstanding (millions)
Basic	1,030	1,026	1,029	1,025
Diluted	1,033	1,033	1,033	1,032

See accompanying notes.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)
	Three months ended		Six months ended
	June 30,		June 30,
(millions of US$)	2013	2012	2013	2012
		(restated - note 4)		(restated - note 4)

Net income (loss)	97	196	(116)	487

Actuarial gains (losses) relating to pension and other post-employment benefits1	5	(7)	8	(5)
Other comprehensive income (loss) not being reclassified to net income or loss in subsequent periods	5	(7)	8	(5)
Comprehensive income (loss)	102	189	(108)	482
1. For the three and six months ended June 30, 2013, is net of tax of $1 million and $nil respectively (2012 - $8 million and $6 million respectively).

See accompanying notes.

Condensed Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)	Three months ended		Six months ended
	June 30,		June 30,
(millions of US$)	2013	2012	2013	2012
		(restated - note 4)		(restated - note 4)
Common shares
Balance at beginning of period	1,708	1,650	1,639	1,561
Issued on exercise of stock options	1	1	26	6
Shares purchased and held in trust for long-term PSU plan (note 18)	-	(9)	-	(13)
Shares released from trust for long-term PSU plan (note 18)	-	-	44	88
Balance at end of period	1,709	1,642	1,709	1,642

Preferred shares
Balance at beginning of period	191	191	191	191
Issued (note 18)	-	-	-	-
Balance at end of period	191	191	191	191

Contributed surplus
Balance at beginning of period	92	87	121	186
Settlement of long-term PSU plan grant (note 18)	-	-	(44)	(88)
Share-based payments (note 18)	18	15	33	4
Balance at end of period	110	102	110	102

Retained earnings
Balance at beginning of period	6,866	7,582	7,148	7,292
Net income (loss)	97	196	(116)	487
Actuarial gains (losses) transferred to retained earnings	5	(7)	8	(5)
Common share dividends (note 18)	(68)	(138)	(138)	(138)
Preferred share dividends (note 18)	(2)	(2)	(4)	(5)
Balance at end of period	6,898	7,631	6,898	7,631

Accumulated other comprehensive income
Balance at beginning of period	811	788	811	788
Other comprehensive income (loss)	5	(7)	8	(5)
Actuarial losses (gains) transferred to retained earnings	(5)	7	(8)	5
Balance at end of period	811	788	811	788

See accompanying notes.

Condensed Consolidated Statements of Cash Flows

(Unaudited)	Three months ended		Six months ended
	June 30,		June 30,
(millions of US$)	2013	2012	2013	2012
		(restated - note 4)		(restated - note 4)
Operating activities
Net income (loss)	97	196	(116)	487
Add: Finance costs (cash and non-cash) (note 15)	79	67	157	138
Items not involving cash (note 23)	242	421	729	820
	418	684	770	1,445
Changes in non-cash working capital	(61)	11	(82)	164
Cash provided by operating activities	357	695	688	1,609

Investing activities
Capital expenditures
Exploration, development and other	(649)	(901)	(1,218)	(1,894)
Property acquisitions	-		-	(2)
Proceeds of resource property dispositions (note 5)	99	437	99	939
Yme removal obligation (note 11)	(7)	-	275	-
Restricted cash (note 11)	7	-	(238)	-
Investments	-	1	(7)	(4)
Loan to joint venture (note 8)	(19)	-	(89)	-
Changes in non-cash working capital	(31)	(211)	(115)	(139)
Cash used in investing activities	(600)	(674)	(1,293)	(1,100)

Financing activities
Long-term debt repaid (note 16)	(4)	(562)	(4)	(991)
Long-term debt issued (note 16)	416	583	509	841
Loans from (repayments to) joint ventures (note 8)	(61)	73	49	108
Common shares issued (note 18)	1	1	17	3
Common shares purchased (note 18)	-	(9)	-	(13)
Finance costs (cash)	(71)	(45)	(141)	(94)
Common share dividends	(68)	(138)	(138)	(138)
Preferred share dividends	(2)	(2)	(4)	(5)
Deferred credits and other	(6)	16	(15)	9
Changes in non-cash working capital	(7)	2	11	9
Cash provided by (used in) financing activities	198	(81)	284	(271)
Effect of translation on foreign currency cash and cash equivalents	1	(5)	-	2
Net increase (decrease) in cash and cash equivalents	(44)	(65)	(321)	240
Cash and cash equivalents net of bank indebtedness, beginning of period	276	645	553	340
Cash and cash equivalents net of bank indebtedness, end of period	232	580	232	580

Cash and cash equivalents	270	594	270	594
Bank indebtedness	(38)	(14)	(38)	(14)
Cash and cash equivalents net of bank indebtedness, end of period	232	580	232	580

See accompanying notes.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)
(tabular amounts in millions of US dollars, except as noted)

1. CORPORATE INFORMATION
Talisman Energy Inc. (‘Talisman’ or ‘the Company’) is a public company incorporated pursuant to the laws of Canada and domiciled in Alberta, Canada, with common shares listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol ‘TLM’. The registered office is located at Suite 2000, 888 – 3rd Street SW, Calgary, Alberta, Canada, T2P 5C5.

The Company is in the business of exploration, development, production and marketing of crude oil, natural gas and natural gas liquids (NGLs).

The interim condensed Consolidated Financial Statements as at and for the three and six month periods ended June 30, 2013 were approved by the Audit Committee on July 30, 2013.

2. BASIS OF PREPARATION
These interim condensed Consolidated Financial Statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (IASB). Certain information and disclosures required to be included in notes to Annual Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations of the International Financial Reporting Interpretations Committee (IFRIC), as issued by the IASB, have been condensed or omitted.

The interim condensed Consolidated Financial Statements should be read in conjunction with the audited annual Consolidated Financial Statements as at and for the year ended December 31, 2012 and the notes thereto included in Talisman’s 2012 Annual Report.

These interim condensed Consolidated Financial Statements were prepared on a going concern basis, under the historical cost convention, except for certain financial assets and liabilities measured at fair value through the Condensed Consolidated Statement of Income.

3. SIGNIFICANT ACCOUNTING POLICIES
a) Accounting Policies Used
The interim condensed Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the 2012 Annual Consolidated Financial Statements except for adoption of the following new standards and interpretations effective as of January 1, 2013:

Joint Arrangements, Consolidation, Associates and Disclosures
•
IFRS 10 Consolidated Financial Statements – establishes the accounting principles for consolidated financial statements when one entity controls other entities and replaces IAS 27 Consolidated and Separate Financial Statements and the related provisions of SIC-12 Consolidation – Special Purpose Entities. This standard established a new control model that applies to all entities. This standard did not have a significant impact on Talisman’s financial results as all subsidiaries are wholly-owned.  The trust holding common shares, to settle the Company’s obligation arising from its long-term performance share unit plan, is consolidated since it is a special purpose entity controlled by the Company and all other results are from joint operations;

•
IFRS 11 Joint Arrangements – establishes the accounting principles for parties to a joint arrangement and replaces IAS 31 Interest in Joint Ventures and SIC-13 Jointly Controlled Entities: Non-Monetary Contributions by Venturers.  This standard requires a party to assess its rights and obligations from the arrangement in order to determine whether a joint arrangement represents a joint venture or a joint operation.  As at December 31, 2012, the Company proportionately consolidated all its interest in joint arrangements.  Upon adoption of this standard on January 1, 2013, the Company accounted for its investments in Talisman Sinopec Energy UK Limited (TSEUK) and Equión Energía Limited (Equión) using the equity method of accounting and retrospectively restated the results and financial position. Refer to note 4;

•
IFRS 12 Disclosure of Interests in Other Entities – establishes comprehensive disclosure requirements for subsidiaries, joint arrangements, associates, and unconsolidated structured entities and replaces existing disclosures in related standards. The Company has provided the additional disclosures in notes 7 and 8 of the interim condensed Consolidated Financial Statements;

•
IAS 27 Separate Financial Statements – establishes the accounting and disclosure requirements for investments in subsidiaries, joint ventures, and associates when an entity prepares separate financial statements and replaces the current IAS 27 Consolidated and Separate Financial Statements as the consolidation guidance is included in IFRS 10 Consolidated Financial Statements. The adoption of this standard did not have an impact on Talisman’s interim condensed Consolidated Financial Statements; and

•
IAS 28 Investments in Associates and Joint Ventures – establishes the accounting for investments in associates and defines how the equity method is applied when accounting for associates and joint ventures. This standard did not have an impact on Talisman’s interim condensed Consolidated Financial Statements.

Employee Benefits
•
IAS 19 Employee Benefits (revised) – IAS 19 provides the accounting and disclosure requirements by employers for employee benefits. The amendments require the recognition of changes in defined benefit obligations and fair value of plan assets when they occur, eliminating the “corridor approach”, and accelerates the recognition of past service costs. In order for the net defined benefit liability or asset to reflect the full value of the plan deficit or surplus, all actuarial gains and losses are to be recognized immediately through other comprehensive income (OCI). In addition, entities will be required to calculate net interest on the net defined benefit liability or asset using the same discount rate used to measure the defined benefit obligation. The amendments also enhance financial statement disclosures. The amended standard requires retrospective application. The adoption of this standard did not have a material impact on the Company’s interim condensed Consolidated Financial Statements.

Presentation of items of Other Comprehensive Income
•
IAS 1 Presentation of Items of Other Comprehensive Income - Amendments to IAS 1.  The amendments to IAS 1 improve the quality of the presentation of OCI.  The amendments require companies preparing financial statements in accordance with IFRS to group together items within OCI that may be reclassified to the profit or loss section of the income statement.  The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements.  The amendment affected presentation only and had no impact on the Company’s financial position or performance.

Offsetting Financial Assets and Financial Liabilities
•
IFRS 7 Disclosures - Offsetting Financial Assets and Financial Liabilities - Amendments to IFRS 7. These amendments to IFRS 7 introduce new disclosure requirements about the effects of offsetting financial assets and financial liabilities and related arrangements on an entity’s financial position.  The disclosures will provide users with information that may be useful in evaluating the effect of any netting arrangements in an entity's financial position.  The amendments to IFRS 7 are effective for annual periods beginning on or after January 1, 2013. As the Company is not netting any significant amounts related to financial instruments in accordance with IAS 32 and does not have significant offsetting arrangements, the amendment does not have a significant impact on the Company.

Fair Value Measurement
•
IFRS 13 Fair Value Measurement – establishes a single framework for fair value measurement and disclosures when fair value is required or permitted under IFRS. Adoption of the standard did not require adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as at January 1, 2013. This standard had no material impact on the Company’s financial position or performance.

b) Accounting Pronouncements Not Yet Adopted
The Company continues to assess the impact of adopting the pronouncements from the IASB as described in the 2012 Annual Consolidated Financial Statements.

4. ADOPTION OF IFRS 11 - JOINT ARRANGEMENTS
Effective January 1, 2013, the Company adopted IFRS 11 Joint Arrangements which establishes the accounting principles for parties to a joint arrangement and replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities: Non-Monetary Contributions by Venturers.  Upon adoption of this standard, the Company now accounts for its investments in TSEUK and Equión using the equity method of accounting.  Changes have been applied retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, resulting in the adjustment of prior period financial information. The impact of adopting IFRS 11 is outlined below.

The accounting policies described in note 3 have been applied in preparing the interim condensed Consolidated Financial Statements as at and for the period ended June 30, 2013, the comparative information as at and for the three and six month periods ended June 30, 2012 and as at and for the year ended December 31, 2012. The Company’s 2012 comparative balances reflect the deconsolidation of Equión’s entire 2012 balances as joint control was shared over this period.  The Company’s 2012 comparative balances reflect the deconsolidation of TSEUK’s balances commencing December 17, 2012 triggered by the sale of its 49% equity interest in Talisman Energy (UK) Limited (TEUK). The Company has elected not to present a restated January 1, 2012 balance sheet as the only investment impacted is Equión, and the impact was not material for disclosure purposes.

On transition to IFRS 11, the net assets of TSEUK were negative, however Talisman has a long-term loan in place with TSEUK. This loan is a long-term interest that in substance forms part of Talisman’s net investment in TSEUK.

The most significant impact of adoption is from the application of equity accounting on joint arrangements which are classified as joint ventures.

Reconciliations from Proportionate Consolidation of Joint Ventures to Equity Accounting under IFRS 11
The Company has adjusted amounts reported previously in its Consolidated Financial Statements. The transition from proportionate consolidation of joint ventures to equity accounting affected the Company’s financial position, results of operations and cash flows as presented in the following reconciliations:

Reconciliation of Consolidated Balance Sheet at December 31, 2012

	December 31, 2012 Previously Released	Deconsolidation of Equión1	Deconsolidation of TSEUK1	December 31, 2012 Restated
Assets
Current
Cash and cash equivalents	721	(104)	(64)	553
Accounts receivable	1,210	(158)	(168)	884
Risk management	48	-	-	48
Income and other taxes receivable	10	-	-	10
Inventories	150	(11)	(17)	122
Prepaid expenses	23	-	(4)	19
	2,162	(273)	(253)	1,636
Other assets	115	(60)	-	55
Investments	747	785	259	1,791
Risk management	26	-	-	26
Goodwill	1,014	(162)	(77)	775
Property, plant and equipment	13,005	(554)	(1,989)	10,462
Exploration and evaluation assets	3,516	-	(197)	3,319
Deferred tax assets	1,273	-	-	1,273
	19,696	9	(2,004)	17,701
Total assets	21,858	(264)	(2,257)	19,337

Liabilities
Current
Accounts payable and accrued liabilities	2,250	(205)	(301)	1,744
Risk management	81	-	-	81
Income and other taxes payable	137	(49)	(4)	84
Loan from joint ventures	-	148	-	148
Current portion of long-term debt	8	-	-	8
	2,476	(106)	(305)	2,065
Decommissioning liabilities	2,743	(25)	(1,204)	1,514
Other long-term obligations	313	(52)	(5)	256
Risk management	1	-	-	1
Long-term debt	4,434	-	-	4,434
Deferred tax liabilities	1,981	(81)	(743)	1,157
	9,472	(158)	(1,952)	7,362
Shareholders' equity
Common shares	1,639	-	-	1,639
Preferred shares	191	-	-	191
Contributed surplus	121	-	-	121
Retained earnings	7,148	-	-	7,148
Accumulated other comprehensive income	811	-	-	811
	9,910	-	-	9,910
Total liabilities and shareholders' equity	21,858	(264)	(2,257)	19,337
1. TSEUK deconsolidation adjustments effective for transactions subsequent to sharing of joint control on December 17, 2012. Refer to note 5. Equión deconsolidation includes amounts effective January 2011.

Reconciliation of Consolidated Statement of Income for the three month Period Ended June 30, 2012

	June 30, 2012 Previously Released	Deconsolidation of Equión	Deconsolidation of TSEUK1	June 30, 2012 Restated
Revenue
Sales	1,850	(110)	-	1,740
Other income	19	(2)	-	17
Income from joint ventures and associates, after tax	-	43	-	43
Total revenue and other income	1,869	(69)	-	1,800

Expenses
Operating	642	(13)	-	629
Transportation	58	-	-	58
General and administrative	131	2	-	133
Depreciation, depletion and amortization	572	(27)	-	545
Impairment	73	-	-	73
Dry hole	65	-	-	65
Exploration	91	-	-	91
Finance costs	68	(1)	-	67
Share-based payments expense (recovery)	(31)	-	-	(31)
(Gain) loss on held-for-trading financial instruments	(35)	-	-	(35)
Gain on disposals	(254)	-	-	(254)
Other, net	(43)	1	-	(42)
Total expenses	1,337	(38)	-	1,299
Loss before taxes	532	(31)	-	501
Income taxes
Current income tax	218	(39)	-	179
Deferred tax recovery	118	8	-	126
	336	(31)	-	305
Net income	196	-	-	196
1. TSEUK deconsolidation adjustments presented as $nil as sharing of joint control did not occur until December 17, 2012. Refer to note 5.

Reconciliation of Consolidated Statement of Income for the six month Period Ended June 30, 2012

	June 30, 2012 Previously Released	Deconsolidation of Equión	Deconsolidation of TSEUK1	June 30, 2012 Restated
Revenue
Sales	3,939	(224)	-	3,715
Other income	45	(2)	-	43
Income from joint ventures and associates, after tax	-	98	-	98
Total revenue and other income	3,984	(128)	-	3,856

Expenses
Operating	1,219	(26)	-	1,193
Transportation	117	-	-	117
General and administrative	252	-	-	252
Depreciation, depletion and amortization	1,175	(56)	-	1,119
Impairment	1,126	-	-	1,126
Dry hole	125	-	-	125
Exploration	147	-	-	147
Finance costs	139	(1)	-	138
Share-based payments expense (recovery)	(72)	-	-	(72)
Loss on held-for-trading financial instruments	12	-	-	12
Gain on disposals	(759)	-	-	(759)
Other, net	34	(4)	-	30
Total expenses	3,515	(87)	-	3,428
Income before taxes	469	(41)	-	428
Income taxes
Current income tax	651	(67)	-	584
Deferred tax recovery	(669)	26	-	(643)
	(18)	(41)	-	(59)
Net income	487	-	-	487
1. TSEUK deconsolidation adjustments presented as $nil as sharing of joint control did not occur until December 17, 2012. Refer to note 5.

Reconciliation of Consolidated Statement of Income for the Year Ended
December 31, 2012

	December 31, 2012 Previously Released	Deconsolidation of Equión	Deconsolidation of TSEUK1	December 31, 2012 Restated
Revenue
Sales	7,229	(403)	(59)	6,767
Other income	83	-	1	84
Income (loss) from joint ventures and associates, after tax	-	361	(46)	315
Total revenue and other income	7,312	(42)	(104)	7,166

Expenses
Operating	2,452	(58)	(33)	2,361
Transportation	221	-	-	221
General and administrative	510	-	-	510
Depreciation, depletion and amortization	2,501	(108)	(22)	2,371
Impairment	2,744	-	(155)	2,589
Dry hole	269	(31)	-	238
Exploration	346	1	(1)	346
Finance costs	276	(3)	(1)	272
Share-based payments recovery	(62)	-	(1)	(63)
Loss on held-for-trading financial instruments	93	-	-	93
Gain on disposals	(1,624)	-	-	(1,624)
Gain on revaluation of investment	(365)	365	-	-
Other, net	125	-	(1)	124
Total expenses	7,486	166	(214)	7,438
Income (loss) before taxes	(174)	(208)	110	(272)
Income taxes
Current income tax	874	(90)	8	792
Deferred income tax (recovery)	(1,180)	(118)	102	(1,196)
	(306)	(208)	110	(404)
Net income	132	-	-	132
1. TSEUK deconsolidation adjustments effective for transactions subsequent to sharing of joint control on December 17, 2012. Refer to note 5.

Reconciliation of Consolidated Statement of Cash Flows for the three month Period Ended June 30, 2012

	June 30, 2012 Previously Released	Deconsolidation of Equión	Deconsolidation of TSEUK1	June 30, 2012 Restated
Operating activities
Net income	196	-	-	196
Add: Finance costs (cash and non-cash)	68	(1)	-	67
Items not involving cash	487	(66)	-	421
	751	(67)	-	684
Changes in non-cash working capital	58	(47)	-	11
Cash provided by operating activities	809	(114)	-	695

Investing activities
Capital expenditures
Exploration, development and other	(936)	35	-	(901)
Property acquisitions	-	-	-	-
Proceeds of resource property dispositions	437	-	-	437
Investments	(1)	2	-	1
Changes in non-cash working capital	(212)	1	-	(211)
Cash used in investing activities	(712)	38	-	(674)

Financing activities
Long-term debt repaid	(562)	-	-	(562)
Long-term debt issued	583	-	-	583
Loan from joint venture	-	73	-	73
Common shares issued	1	-	-	1
Common shares purchased	(9)	-	-	(9)
Preferred shares issued	-	-	-	-
Finance costs (cash)	(46)	1	-	(45)
Common share dividends	(138)	-	-	(138)
Preferred share dividends	(2)	-	-	(2)
Deferred credits and other	16	-	-	16
Changes in non-cash working capital	2	-	-	2
Cash used in financing activities	(155)	74	-	(81)
Effect of translation on foreign currency cash and cash equivalents	(5)	-	-	(5)
Net decrease in cash and cash equivalents	(63)	(2)	-	(65)
Cash and cash equivalents, beginning of period	732	(87)	-	645
Cash and cash equivalents, end of period	669	(89)	-	580
Cash and cash equivalents	683	(89)	-	594
Bank indebtedness	(14)	-	-	(14)
Cash and cash equivalents net of bank indebtedness, end of period	669	(89)	-	580
1. TSEUK deconsolidation adjustments presented as $nil as sharing of joint control did not occur until December 17, 2012. Refer to note 5.

Reconciliation of Consolidated Statement of Cash Flows for the six month Period Ended June 30, 2012

	June 30, 2012 Previously Released	Deconsolidation of Equión	Deconsolidation of TSEUK1	June 30, 2012 Restated
Operating activities
Net income	487	-	-	487
Add: Finance costs (cash and non-cash)	139	(1)	-	138
Items not involving cash	951	(131)	-	820
	1,577	(132)	-	1,445
Changes in non-cash working capital	212	(48)	-	164
Cash provided by operating activities	1,789	(180)	-	1,609

Investing activities
Capital expenditures
Exploration, development and other	(1,947)	53	-	(1,894)
Property acquisitions	(2)	-	-	(2)
Proceeds of resource property dispositions	939	-	-	939
Investments	(4)	-	-	(4)
Changes in non-cash working capital	(142)	3	-	(139)
Cash used in investing activities	(1,156)	56	-	(1,100)

Financing activities
Long-term debt repaid	(991)	-	-	(991)
Long-term debt issued	841	-	-	841
Loan from joint venture	-	108	-	108
Common shares issued	3	-	-	3
Common shares purchased	(13)	-	-	(13)
Preferred shares issued	-	-	-	-
Finance costs (cash)	(95)	1	-	(94)
Common share dividends	(138)	-	-	(138)
Preferred share dividends	(5)	-	-	(5)
Deferred credits and other	9	-	-	9
Changes in non-cash working capital	9	-	-	9
Cash used in financing activities	(380)	109	-	(271)
Effect of translation on foreign currency cash and cash equivalents	2	-	-	2
Net increase in cash and cash equivalents	255	(15)	-	240
Cash and cash equivalents, beginning of period	414	(74)	-	340
Cash and cash equivalents, end of period	669	(89)	-	580
Cash and cash equivalents	683	(89)	-	594
Bank indebtedness	(14)	-	-	(14)
Cash and cash equivalents net of bank indebtedness, end of period	669	(89)	-	580
1. TSEUK deconsolidation adjustments presented as $nil as sharing of joint control did not occur until December 17, 2012. Refer to note 5.

Reconciliation of Consolidated Statement of Cash Flows for the Year Ended December 31, 2012

	December 31, 2012 Previously Released	Deconsolidation of Equión	Deconsolidation of TSEUK1	December 31, 2012 Restated
Operating activities
Net income	132	-	-	132
Add: Finance costs (cash and non-cash)	276	(3)	(1)	272
Items not involving cash	2,433	(255)	(72)	2,106
	2,841	(258)	(73)	2,510
Changes in non-cash working capital	(125)	(86)	97	(114)
Cash provided by operating activities	2,716	(344)	24	2,396

Investing activities
Capital expenditures
Exploration, development and other	(3,658)	125	24	(3,509)
Property acquisitions	(109)	-	-	(109)
Proceeds of resource property dispositions	964	-	-	964
Repayment of note receivable	-	-	-	-
Acquisition deposit	-	-	-	-
Investments	(20)	-	-	(20)
Proceeds on reduction in UK investment, net of cash disposed	1,349	-	-	1,349
Changes in non-cash working capital	8	105	9	122
Cash used in investing activities	(1,466)	230	33	(1,203)

Financing activities
Long-term debt repaid	(1,807)	-	-	(1,807)
Long-term debt issued	1,336	-	-	1,336
Loan from joint venture	-	109	-	109
Common shares issued	13	-	-	13
Common shares purchased	(25)	-	-	(25)
Preferred shares issued	-	-	-	-
Finance costs (cash)	(190)	(1)	1	(190)
Common share dividends	(277)	-	-	(277)
Preferred share dividends	(9)	-	-	(9)
Deferred credits and other	13	(25)	-	(12)
Changes in non-cash working capital	(6)	-	-	(6)
Cash used in financing activities	(952)	83	1	(868)
Effect of translation on foreign currency cash and cash equivalents	9	-	-	9
Net increase in cash and cash equivalents	307	(31)	58	334
Cash and cash equivalents, beginning of year	414	(73)	(122)	219
Cash and cash equivalents, end of year	721	(104)	(64)	553
1. TSEUK deconsolidation adjustments effective for transactions subsequent to sharing of joint control on December 17, 2012. Refer to note 5.

As a result of adopting IFRS 11, there was no significant impact on the Company’s Consolidated Statements of Comprehensive Income nor Consolidated Statements of Changes in Shareholders’ Equity.

5. DISPOSALS

North America Dispositions
In May 2013, Talisman completed sales of non-core assets in western Canada for proceeds of $63 million, resulting in a pre-tax gain of $52 million ($39 million after tax).

In June 2012, Talisman completed sales of oil and gas producing assets in western Canada for proceeds of $437 million, resulting in a pre-tax gain of $254 million ($187 million after tax).

Southeast Asia Disposition
On May 3, 2013, Talisman completed the sale of its 5.03% interest in the Offshore Northwest Java Production Sharing Contract (PSC) in Indonesia for net proceeds of $36 million, resulting in a pre-tax gain of $9 million ($3 million after tax).

Sale of 49% Equity Interest of Talisman Energy (UK) Limited to China Petrochemical Corporation (Sinopec)
On December 17, 2012, Talisman completed the sale of 49% of its equity interest in TEUK, now renamed TSEUK, which owns substantially all of Talisman’s UK assets, to Addax Petroleum UK Limited (Addax), an indirect wholly-owned subsidiary of Sinopec, for cash consideration of $1.5 billion based on an effective date of January 1, 2012.  The $1.5 billion cash consideration was comprised of $1,349 million in cash ($1,467 million in cash received net of $118 million cash disposed) and $33 million of working capital and other adjustments. This newly created entity was accounted for using the equity method effective December 17, 2012.

6. BUSINESS COMBINATIONS
Kinabalu PSC
During the three month period ended December 31, 2012, the Company entered into a new PSC with PETRONAS, the national oil company of Malaysia, acquiring a 60% working interest in the Kinabalu PSC, as well as assuming operatorship on December 26, 2012.  As consideration for receipt of the PSC interest, the Company paid to PETRONAS a financial commitment in the amount of $50 million in January 2013.

This acquisition, which builds on the Company's acreage position in Malaysia and is being reported in the Southeast Asia segment, was accounted for using the acquisition method. The fair values of the identifiable assets acquired and liabilities assumed by Talisman, after working capital and other adjustments were preliminarily allocated as follows:

Fair value of share of net assets acquired
Property, plant and equipment	61
Exploration and evaluation assets	39
Decommissioning liability	(53)
Deferred tax liability	(19)
Total identifiable net assets at fair value	28
Goodwill arising on acquisition (note 9)	22
Total cost of acquisition	50
Satisfied by:
Cash paid in 2013	50

The goodwill arising on this acquisition is attributable to the difference between the accounting fair value and the tax basis of the net assets acquired, and is not expected to be deductible for income tax purposes. No contingent consideration or contingent liabilities arose from this transaction.

7. INTERESTS IN SUBSIDIARIES
The interim condensed Consolidated Financial Statements include the financial statements of Talisman Energy Inc. and its directly or indirectly owned subsidiaries.  Transactions between subsidiaries are eliminated on consolidation.  The following table lists the material operating subsidiaries owned directly or indirectly by Talisman as at June 30, 2013:

Name of Subsidiary	Jurisdiction of Incorporation	Percentage of Voting Securities Owned
Talisman Energy Canada Partnership¹	Alberta	100%
Talisman Energy USA Inc.	Delaware	100%
Talisman Energy Norge AS	Norway	100%
Talisman (Corridor) Ltd.	Barbados	100%
Talisman (Vietnam 15-2/01) Ltd.	Alberta	100%
Talisman Malaysia Limited	Barbados	100%
Talisman Malaysia (PM3) Limited	Barbados	100%
Talisman (Algeria) BV	The Netherlands	100%

1.	Talisman Energy Canada Partnership is an Alberta general partnership which currently carries on substantially all of Talisman’s conventional Canadian oil and gas operations.

8. INVESTMENTS
	June 30, 2013	December 31, 2012
Investments in Joint Ventures
Equity investment in Equión	865	803
Equity investment in TSEUK	(223)	(155)
Loan to TSEUK	503	414
	1,145	1,062
Investment in Associate
Oleoducto Central S.A. (Ocensa)	582	-
Available-for-sale investments
Ocensa	-	662
Transasia Pipeline Company Pvt. Ltd.	34	34
Other	40	33
	74	729
Total	1,801	1,791

The Company assesses investments for impairment whenever changes in circumstances or events indicate that the carrying value may not be recoverable. If such impairment indicators exist, the carrying amount of the investment is compared to its recoverable amount. The recoverable amount is the higher of the investment’s fair value less costs to sell and its value in use. The investment is written down to its recoverable amount when its carrying amount exceeds the recoverable amount.

Investments in Joint Ventures
Movement in investments in joint ventures during the period:

	Six months ended June 30, 2013	Year ended December 31, 2012
Balance, beginning of period	1,062	890
Investment in TSEUK subsequent to disposal (note 5)	-	(109)
Loan to TSEUK	89	414
Share of net income (loss) and comprehensive income (loss)	(6)	315
Non-cash dividend received, net of income tax benefit of $214 million	-	(448	)¹
Balance, end of period	1,145	1,062

1.   In November 2012, Talisman, together with Ecopetrol SA, completed a restructuring of Equión whereby the investment in Ocensa was distributed to the shareholders as a non-cash dividend.

Talisman has a 49% interest in the ownership and voting rights of Equión whose principal place of operations is Colombia.  Talisman is one of two shareholders in this strategic corporate joint venture engaged in the exploration for, and development and production of crude oil and natural gas.  The corporate joint venture is governed by a heads of agreement amongst the shareholders, which requires that unanimous consent be obtained from the shareholders for all significant operating and financing decisions.

Talisman has a 51% interest in the ownership and voting rights of TSEUK whose principal place of operations is the United Kingdom and is incorporated in England and Wales.  Talisman is one of two shareholders in this corporate joint venture engaging in the exploration for, and development and production of crude oil and natural gas.  The corporate joint venture is governed by a shareholders’ agreement, which requires that unanimous consent be obtained from the shareholders for all significant operating and financing decisions.

The following table summarizes the financial information of the joint ventures. The table also reconciles financial information to the carrying amount of the Company's interest in joint ventures, which is accounted for using the equity method.

Summarized Balance Sheets	June 30, 2013			December 31, 2012
	TSEUK1	Equión1	Total	TSEUK1	Equión1	Total
Cash and cash equivalents	81	122	203	125	212	337
Current assets	337	329	666	371	343	714
Loans receivable from shareholders	-	403	403	-	302	302
Non-current assets, excluding goodwill	4,199	1,283	5,482	4,287	1,290	5,577
Total assets, excluding goodwill	4,617	2,137	6,754	4,783	2,147	6,930
Current liabilities	594	383	977	600	516	1,116
Loans payable to shareholders	987	-	987	811	-	811
Non-current liabilities	3,625	319	3,944	3,827	322	4,149
Total liabilities	5,206	702	5,908	5,238	838	6,076
Net assets (liabilities), excluding goodwill	(589)	1,435	846	(455)	1,309	854

Talisman’s interest	51%	49%		51%	49%
Talisman’s share of net assets (liabilities), excluding goodwill	(300)	703	403	(232)	641	409
Goodwill	77	162	239	77	162	239
	(223)	865	642	(155)	803	648
Loan to TSEUK	503	-	503	414	-	414
	280	865	1,145	259	803	1,062
1.      Balances represent respective entity’s 100% share.

Summarized Statements of Income (Loss)	Three months ended June 30, 2013			Three months ended June 30, 2012
	TSEUK1	Equión1	Total	TSEUK1,2	Equión1	Total
Revenue	305	190	495	-	228	228

Operating	291	24	315	-	22	22
Transportation	6	12	18	-	1	1
General and administrative	2	-	2	-	-	-
Depreciation, depletion and amortization	70	56	126	-	55	55
Exploration expense	10	1	11	-	-	-
Finance costs	21	-	21	-	3	3
Other	(11)	(4)	(15)	-	(4)	(4)
Income (loss) before tax	(84)	101	17	-	151	151
Current income tax expense (recovery)	(10)	38	28	-	79	79
Deferred income tax expense (recovery)	(43)	17	(26)	-	(16)	(16)
Net income (loss) and comprehensive income (loss)	(31)	46	15	-	88	88

Talisman’s interest	51%	49%		100%	49%
Talisman’s share of income (loss) after tax	(16)	23	7	-	43	43
Cash Dividends received by Talisman	-	-	-	-	-	-

Summarized Statements of Income (Loss)	Six months ended June 30, 2013			Six months ended June 30, 2012
	TSEUK1	Equión1	Total	TSEUK1,2	Equión1	Total
Revenue	711	397	1,108	-	461	461

Operating	584	46	630	-	52	52
Transportation	12	20	32	-	1	1
General and administrative	6	-	6	-	-	-
Depreciation, depletion and amortization	167	109	276	-	115	115
Exploration expense	13	1	14	-	-	-
Finance costs	39	-	39	-	3	3
Impairment	349	-	349	-	-	-
Other	(35)	3	(32)	-	7	7
Income (loss) before tax	(424)	218	(206)	-	283	283
Current income tax expense (recovery)	(45)	92	47	-	137	137
Deferred income tax expense (recovery)	(246)	(1)	(247)	-	(54)	(54)
Net income (loss) and comprehensive income (loss)	(133)	127	(6)	-	200	200

Talisman’s interest	51%	49%		100%	49%
Talisman’s share of income (loss) after tax	(68)	62	(6)	-	98	98
Cash dividends received by Talisman	-	-	-	-	-	-
1.      Balances represent respective entity’s 100% share.
2.      TSEUK balances presented as $nil as entity did not become a joint arrangement until December 17, 2012. Refer to note 5.

Summarized Statements of Cash Flows	Three months ended June 30, 2013			Three months ended June 30, 2012
	TSEUK1	Equión1	Total	TSEUK1,2	Equión1	Total
Operating activities
Net income (loss)	(31)	46	15	-	88	88
Add: Finance costs (cash and non-cash)	21	-	21	-	3	3
Items not involving cash	16	72	88	-	46	46
Changes in non-cash working capital	70	(35)	35	-	96	96
Cash provided by operating activities	76	83	159	-	233	233

Investing activities
Capital expenditures	(195)	(63)	(258)	-	(71)	(71)
Loans to shareholders	120	-	120	-	(149)	(149)
Other	(7)	(25)	(32)	-	(6)	(6)
Cash used in investing activities	(82)	(88)	(170)	-	(226)	(226)

Financing activities
Loans from shareholders	37	-	37	-	-	-
Finance costs (cash)	(9)	-	(9)	-	(2)	(2)
Other	-	-	-	-	-	-
Cash provided by (used in) financing activities	28	-	28	-	(2)	(2)
1.  Balances represent respective entity’s 100% share.
2.  TSEUK balances presented as $nil as entity did not become a joint arrangement until December 17, 2012. Refer to note 5.

Summarized Statements of Cash Flows	Six months ended June 30, 2013			Six months ended June 30, 2012
	TSEUK1	Equión1	Total	TSEUK1,2	Equión1	Total
Operating activities
Net income (loss)	(133)	127	(6)	-	200	200
Add: Finance costs (cash and non-cash)	39	-	39	-	3	3
Items not involving cash	236	107	343	-	67	67
Changes in non-cash working capital	60	(56)	4	-	97	97
Cash provided by operating activities	202	178	380	-	367	367

Investing activities
Capital expenditures	(404)	(111)	(515)	-	(109)	(109)
Loans to shareholders	-	(100)	(100)	-	(219)	(219)
Other	(3)	(57)	(60)	-	(6)	(6)
Cash used in investing activities	(407)	(268)	(675)	-	(334)	(334)

Financing activities
Loans from shareholders	176	-	176	-	-	-
Finance costs (cash)	(15)	-	(15)	-	(2)	(2)
Other	-	-	-	-	-	-
Cash provided by (used in) financing activities	161	-	161	-	(2)	(2)
1.  Balances represent respective entity’s 100% share.
2.  TSEUK balances presented as $nil as entity did not become a joint arrangement until December 17, 2012. Refer to note 5.

The summarized financial information presented is the amounts included in the financial statements of the joint venture entities adjusted for fair value adjustments made at the time of acquisition, as appropriate. The fair value adjustments related to the Company's jointly controlled equity interest in Equión principally relate to property, plant and equipment, provisions and the related indemnification asset and goodwill.

The shareholders of TSEUK have provided an unsecured loan facility totaling $2.4 billion to TSEUK, of which Talisman is committed to $1.2 billion, for the purpose of funding capital expenditures of TSEUK.  As at June 30, 2013, $986 million has been drawn under this facility, of which Talisman’s share is $503 million.   Loans under this facility bear interest at the UK interest rate swap rate plus 2.5%, and are repayable quarterly in equal installments based upon a five year repayment period calculated from the date each loan is advanced.  All outstanding loans mature December 31, 2017, although the maturity date may be extended from time to time upon agreement between the shareholders and TSEUK.  Prior to the maturity date, TSEUK may repay in full or in part the balance outstanding on any loan under this facility.

The loan due to Equión of $197 million (2012 - $148 million) is unsecured, due upon demand and bears interest at LIBOR plus 0.30%.

The following summary of commitments was included in the Company’s expected future commitments included in the Company’s 2012 audited Consolidated Financial Statements. This summarizes TSEUK commitments as at December 31, 2012. Equión did not have any material commitments as at December 31, 2012. There have been no significant changes to these expected future commitments, and the timing of those payments, since December 31, 2012.

	2013	2014	2015	2016	2017	Subsequent to 2017	Total
Office leases	2	2	2	2	2	16	26
Vessel leases	19	15	14	9	8	5	70
Transportation and processing commitments	14	9	8	8	8	9	56
Decommissioning liabilities	11	17	17	62	96	1,472	1,675
PP&E and E&E assets	78	66	63	-	-	-	207
Other service contracts	80	30	29	5	3	3	150
	204	139	133	86	117	1,505	2,184

Investments in Joint Operations
Talisman accounts for joint operations using proportionate consolidation.  Talisman’s interest in the Talisman Sasol Montney Partnership (TSMP) has been accounted for as a joint operation and continues to be proportionately consolidated as Talisman shares its interests in the partnership assets based on the Company’s 50% ownership interest and is jointly and severally liable for the obligations of the partnership. TSMP’s principal place of operations and country of incorporation is Canada. The joint operation is strategic to the Company’s business given the similarity in business lines.

Investments in Associate
Talisman has a 12.152% interest in Ocensa whose principal place of operations and country of incorporation is Colombia. On January 17, 2013, Ocensa’s shareholders approved a resolution to change the nature of Ocensa’s business from a cost recovery operating model to a profit oriented operating model, and certain elements of the governance structure within Ocensa.  Among these changes, the arrangement for appointing the Board of Directors was modified, which provided Talisman with the ability to appoint one director to Ocensa’s Board based upon its current ownership interest in Ocensa.  Talisman is now able to exercise significant influence over Ocensa from its ability to participate in the significant operating and financing decisions of Ocensa and as a result, Talisman has accounted for its investment in Ocensa using the equity method commencing January 17, 2013.

In addition, the shareholders of Ocensa now have the option to sell, on a temporary or permanent basis, all or a part of their entitlement to shipping capacity on the Ocensa pipeline (the Transportation Rights).  As a result of this change, Talisman has attributed $108 million to the Transportation Rights given its ability to sell excess transportation capacity in the Colombian markets.  The Transportation Rights are recorded in other assets (see note 10), and are being depreciated using the straight-line method at an annual rate of 8%.

The change in accounting for the investment in Ocensa from an available-for-sale financial asset to an equity accounted investment for Talisman’s ownership interest in Ocensa and for the Transportation Rights has been done at fair value.  Talisman considered recent market transactions and the value of the transportation cost savings as well as the value of excess transportation capacity in the Colombian markets in determining fair value.

Movement in investment in associate during the period:
	Six months ended June 30, 2013	Year ended December 31, 2012
Balance, beginning of period	-	-
Transfer from available-for-sale investment	555	-
Share of comprehensive income	27	-
Balance, end of period	582	-

The following table summarizes the financial information of Ocensa. The table also reconciles financial information to the carrying amount of the Company's interest in Ocensa, which is accounted for using the equity method.

Summarized Balance Sheets	June 30, 2013	December 31, 2012¹
Total Assets	5,440	-
Total Liabilities	651	-
Net Assets	4,789	-
Talisman’s interest	12.152%	12.152%
Talisman’s share of net assets	582	-

	Three months ended June 30		Six months ended June 30
Summarized Statements of Income	2013	2012¹	2013	2012¹
Revenue	324	-	584	-
Expenses (including income taxes)	189	-	362	-
Net income and comprehensive income	135	-	222	-
Talisman’s Interest	12.152%	-	12.152%	-
Talisman’s share of net income and comprehensive income	16	-	27	-

	Three months ended June 30		Six months ended June 30
Summarized Statements of Cash Flows	2013	2012¹	2013	2012¹
Operating Activities
Net income	135	-	222	-
Items not involving cash	68	-	120	-
Changes in non-cash working capital	161	-	325	-
Cash provided by operating activities	364	-	667	-

Cash used in investing activities	(3)	-	(7)	-

Cash used in financing activities	-	-	(55)	-

1.   Talisman recognized Ocensa as an associate effective January 17, 2013 when Talisman gained significant influence.

9. GOODWILL
Continuity of goodwill	Six months ended June 30, 2013	Year ended December 31, 2012
Balance, beginning of period	775	1,155
Acquisitions	-	22
Disposals	-	(325)
Deconsolidation of TSEUK for equity accounting	-	(77)
Balance, end of period	775	775

There was no change to the Company’s goodwill in 2013. The December 31, 2011 balance in goodwill was restated by $162 million in the opening balance sheet of the Other segment. The December 31, 2012 balance in goodwill was restated by $77 million in the North Sea segment related to the deconsolidation of TSEUK. Refer to note 4 to the December 31, 2012 balance sheet reconciliation.

10. OTHER ASSETS
	June 30, 2013	December 31, 2012
Accrued pension asset	4	3
Decommissioning sinking fund	58	50
Transportation rights (net of $4 million accumulated depreciation) (note 8)	104	-
Income taxes receivable	29	-
Other	9	2
Total	204	55

11. YME REMOVAL OBLIGATION
In March 2013, Talisman, acting on behalf of its partners in the Yme field in Norway, entered into an agreement with the platform contractor. This agreement terminated all existing Yme contracts and outstanding disputes between the Yme partners and the platform contractor, set out the provisions regarding the removal of the existing above-surface Yme structure, the delivery of the existing above-surface Yme structure to the platform contractor (which Talisman, acting on behalf of the Yme partners, will complete as the “Talisman Works”) and provided for a payment of $470 million from the platform contractor to the Yme partners to fund the cost of the Talisman Works.  The Yme partners agreed to deposit $409 million into an escrow account, which can only be withdrawn for purposes of settling costs and liabilities associated with the Talisman Works.

As at June 30, 2013, Talisman’s share of the liability associated with the Talisman Works in the amount of $275 million has been recorded as the Yme removal obligation of which $103 million has been classified as current, as it is expected to be settled within the next twelve months, while the remaining $172 million has been classified as long-term.  Talisman’s share of the cash held in the escrow account in the amount of $238 million has been recorded as restricted cash of which $103 million has been classified as current, while the remaining $135 million has been classified as long-term.  During the three month period ended June 30, 2013, $7 million in eligible expenditures were incurred on the Talisman Works which reduced both the restricted cash and the Yme removal obligation by an equal amount.

12. OIL AND GAS ASSETS
The cost and accumulated DD&A of the Company’s PP&E (including corporate assets) and E&E assets are as follows:

	PP&E	E&E assets	Total

Cost
At December 31, 2011	29,243	4,198	33,441

Acquisitions through business combinations (note 6)	61	39	100
Additions	2,991	595	3,586
Disposals and derecognition	(716)	(46)	(762)
Transfers from E&E assets to PP&E	552	(552)	-
Transfers from PP&E to E&E assets	(1,574)	1,574	-
Change in decommissioning liabilities	494	45	539
Expensed to dry hole	-	(238)	(238)
Disposals - TEUK	(4,701)	(19)	(4,720)
Deconsolidation of TSEUK for equity accounting	(4,800)	(19)	(4,819)

At December 31, 2012	21,550	5,577	27,127

Additions	998	210	1,208
Disposals and derecognition	(138)	(37)	(175)
Transfers from E&E assets to PP&E	248	(248)	-
Change in decommissioning liabilities	(129)	(17)	(146)
Expensed to dry hole	-	(69)	(69)

At June 30, 2013	22,529	5,416	27,945

Accumulated DD&A
At December 31, 2011	13,905	244	14,149

Charge for the year	2,373	-	2,373
Disposals and derecognition	(516)	(24)	(540)
Impairment losses	2,125	464	2,589
Transfers from PP&E to E&E assets	(1,574)	1,574	-
Disposals - TEUK	(2,597)	-	(2,597)
Deconsolidation of TSEUK for equity accounting	(2,628)	-	(2,628)

At December 31, 2012	11,088	2,258	13,346

Charge for the period	877	-	877
Disposals and derecognition	(92)	(36)	(128)
Impairment losses	-	19	19
Impairment reversals	(3)	(18)	(21)

At June 30, 2013	11,870	2,223	14,093

Net book value
At June 30, 2013	10,659	3,193	13,852
At December 31, 2012	10,462	3,319	13,781
At December 31, 2011	15,338	3,954	19,292

13. IMPAIRMENT

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
Impairment losses
E&E assets	12	73	19	73
PP&E	-	-	-	1,053
	12	73	19	1,126

Impairment reversals
E&E assets	(18)	-	(18)	-
PP&E	(3)	-	(3)	-
	(21)	-	(21)	-
Net Impairment (reversal)	(9)	73	(2)	1,126

During the three month period ended June 30, 2013, the Company recorded $12 million of impairment expense relating to its exit from Sierra Leone. The Company also recorded impairment reversals of $21 million in the North Sea, due primarily to a reduction in the decommissioning obligation and assets caused by a 1% increase in the real discount rated used to measure decommissioning liabilities.

During the three month period ended June 30, 2012, the Company recorded $73 million of impairment expense related to exploration acreage being relinquished in the Kurdistan Region of northern Iraq in order to focus on the potential of discoveries on the Topkhana and Kurdamir blocks.

14. DECOMMISSIONING LIABILITIES

Continuity of decommissioning liabilities	Six months ended June 30, 2013	Year ended December 31, 2012
Balance, beginning of period	1,557	3,009
Liabilities incurred during the period	-	190
Liabilities settled during the period	(23)	(53)
Accretion expense (note 15)	16	81
Revisions in estimated cash flows	-	179
Change in discount rate	(146)	228
Disposals	(2)	(1,023)
Deconsolidation of TSEUK for equity accounting on transition to IFRS11	-	(1,054)
Balance, end of period	1,402	1,557
Expected to be settled within one year	41	43
Expected to be settled in more than one year	1,361	1,514
	1,402	1,557

The provision has been discounted using a weighted average credit-adjusted risk free rate of 3.5% at June 30, 2013 (December 31, 2012 – 2.5%), which excludes the impact of inflation.

15. FINANCE COSTS

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
Interest on long-term debt	68	61	135	121
Miscellaneous interest expense and other fees	7	8	16	23
Accretion expense (note 14)	8	23	16	44
Less: interest capitalized	(4)	(25)	(10)	(50)
	79	67	157	138

Interest capitalization ceased on certain North Sea projects including Yme effective January 1, 2013.

16. LONG-TERM DEBT

	June 30, 2013	December 31, 2012
Commercial Paper	509	-
Tangguh Project Financing	86	89
Debentures and Notes (Unsecured)
US$ denominated	3,950	3,949
UK£ denominated (UK£ million)	378	404
Gross debt	4,923	4,442
Less: current portion	(567)	(8)
Long-term debt	4,356	4,434

Bank Credit Facilities and Commercial Paper
At June 30, 2013, Talisman had unsecured credit facilities totaling $3.1 billion, consisting of facilities of C$3.0 billion (Facility No. 1) and $200 million (Facility No. 2). On March 19, 2013, the Company renegotiated Facility No. 1 of its revolving syndicated credit facility which matures March 19, 2018. Facility No. 2 matures November 26, 2014 although the maturity dates may be extended from time to time upon agreement between the Company and the respective lenders. Facility No. 1 acts as a five-year committed credit facility which must be repaid on the maturity date.

Borrowings under Facility No. 1 are available in the form of prime loans, C$ or US$ bankers’ acceptances, US$ base rate loans or LIBOR-based loans.  In addition, drawings to a total of $1.0 billion are available in the form of letters of credit.  Borrowings under Facility No. 2 are available in the form of prime loans, C$ or US$ guaranteed notes, US$ base rate loans and LIBOR-based loans.

At June 30, 2013, $509 million of commercial paper was outstanding and a further $86 million of supporting letters of credit was outstanding under Facility No. 2. The amount available under the commercial paper program is limited to the availability of backup funds under the Company’s bank credit facilities.

With the exception of the $567 million of debt presented as a current liability, Talisman has no significant debt maturities until 2015.  The current liability consists of $509 million in commercial paper, $50 million of 8.25% notes, and $8 million in Tangguh project financing.

At June 30, 2013, available borrowing capacity under the bank credit facilities was $2.5 billion.

Talisman is in compliance with all of its debt covenants.  The Company’s principal financial covenant under its primary bank credit facility is a debt-to-cash flow ratio of less than 3.5:1, calculated quarterly on a trailing 12-month basis as of the last day of each fiscal quarter.

17. OTHER LONG-TERM OBLIGATIONS
	June 30, 2013	December 31, 2012
Accrued pension and other post-employment benefits liability	108	125
Deferred credits	34	21
Long-term portion of discounted obligations under finance leases	50	55
Long-term portion of share-based payments liability (note 18)	11	20
Other	37	35
	240	256

The fair value of financial liabilities included above approximates the carrying amount.

18. SHARE CAPITAL AND SHARE-BASED PAYMENTS
Authorized
Talisman's authorized share capital consists of an unlimited number of common shares without nominal or par value and an unlimited number of first and second preferred shares.

Common Shares Issued
Continuity of common shares	Six months ended June 30, 2013		Year ended December 31, 2012
	Shares	Amount	Shares	Amount
Balance, beginning of period	1,025,449,730	1,639	1,021,422,470	1,561
Issued on exercise of stock options	2,122,473	26	1,190,223	15
Shares purchased and held in trust for long-term PSU plan	-	-	(2,022,000)	(25)
Shares released from trust for long-term PSU plan	2,783,330	44	4,859,037	88
Balance, end of period	1,030,355,533	1,709	1,025,449,730	1,639

Subsequent to June 30, 2013, 1,070 stock options were exercised for shares and no further common shares were purchased and held in trust for the long-term PSU plan.  There were 1,030,356,603 common shares outstanding at July 26, 2013.

During the three month period ended June 30, 2013, Talisman declared common share dividends of $0.0675 per share for an aggregate dividend of $68 million.

Preferred Shares Issued
Continuity of preferred shares	Six months ended June 30, 2013		Year ended December 31, 2012
	Shares	Amount	Shares	Amount
Cumulative Redeemable Rate Reset First Preferred Shares, 4.2% Series 1:
Balance, beginning of period	8,000,000	191	8,000,000	191
Issued	-	-	-	-
Balance, end of period	8,000,000	191	8,000,000	191

During the three month period ended June 30, 2013, Talisman declared preferred share dividends of C$0.2625 per share for an aggregate dividend of $2 million.

Share-Based Payments1
	Options	Cash Units	Restricted Share Units (RSU)	Deferred Share Units (DSU)	Long-term Performance Share Units (PSU)
Continuity of share-based payment plans	Number of shares underlying options	Number of Units	Number of units	Number of Units	Number of units
Outstanding at December 31, 2012	59,836,097	6,795,106	529,367	565,751	16,536,701
Deconsolidation of TSEUK for equity accounting	-	(4,300,526)	-	-	-
Granted	117,270	51,830	8,942,685	1,285,816	1,287,901
Dividend equivalent	-	-	55,515	15,422	147,847
Exercised for common shares/settled	(2,122,473)	(18,738)	(142,677)	-	(2,783,329)
Surrendered for cash	(471,608)	-	-	-	-
Forfeited	(7,976,812)	(367,280)	(731,310)	-	(2,340,208)
Outstanding at June 30, 2013	49,382,474	2,160,392	8,653,580	1,866,989	12,848,912
Exercisable at June 30, 2013	39,689,093	3,450

Weighted average grant price	$ C12.62	$ C13.05			$ C12.35

1.   Dollar amounts in share-based payments tables are provided in C$.

During the three month period ended June 30, 2013, the Company recorded a share-based payments expense of $2  million (2012 - $31  million recovery) in respect of the following plans: stock options - $30 million recovery, cash units - $1 million expense, PSUs - $18 million expense and RSUs - $9 million expense. The Company also recorded a DSU expense of $7 million, of which $3 million relating specifically to directors and bonus deferrals to executives, is recognized in general and administrative expense within the condensed Consolidated Statement of Income.   The share-based payments expense includes a cash payment of $2 million (2012 - $1 million) to employees in settlement of fully accrued share-based payments liabilities for stock options and cash units exercised in the period.

During the six month period ended June 30, 2013, the Company recorded share-based payments expense of $24 million (2012 - $72 million recovery) in respect of the following plans: stock options $23 million recovery, cash units - $1 million expense, PSUs - $35 million expense, long-term 2010 PSU grant settled to UK employees $3 million recovery and RSUs - $10 million expense. The Company also recorded a DSU expense of $8 million, of which $4 million relating to directors and executive deferrals is recognized in general and administrative expense within the condensed Consolidated Statement of Income.

Of the combined obligation for cash-settled stock option, cash unit, DSU and RSU plans of $145 million (December 31, 2012 – $154 million), $134 million (December 31, 2012 – $134 million) is included in accounts payable and accrued liabilities on the interim condensed Consolidated Balance Sheets and $11 million (December 31, 2012 – $20 million) is included in other long-term obligations.

On April 1, 2013, Talisman implemented the “Global Restricted Share Unit Plan for Eligible Employees of Talisman Energy Inc. and its affiliates”.  All RSUs issued by the Company permit the holder to receive a cash payment equal to the market value of the common shares at the vest date. Participants are also credited with additional RSUs corresponding to any associated notional dividend payments (referred to as ‘dividend equivalent RSUs’). Typically, one third of the RSUs granted under the plan are paid on the grant anniversary date every year for the three years following the grant date.  In 2013, non-executive employees were granted a total of 8,942,685 RSUs in place of stock options, cash units and PSUs.

Subsequent to June 30, 2013, no stock options were granted, 1,070 stock options were exercised for shares, no options were surrendered for cash and 374,092 were forfeited with 49,007,312 outstanding at July 26, 2013.  Subsequent to June 30, 2013, no cash units were granted, 20,797 cash units were forfeited with 2,139,595 outstanding at July 26, 2013.  Subsequent to June 30, 2013, no PSUs were granted and 103,954 PSUs were forfeited, with 12,744,958 outstanding at July 26, 2013. Subsequent to June 30, 2013, no RSUs were granted, 14,733 were exercised and 119,686 forfeited, with 8,519,161 outstanding at July 26, 2013. There were no DSU’s granted or forfeited subsequent to June 30, 2013.

19. FINANCIAL INSTRUMENTS
Talisman’s financial assets and liabilities at June 30, 2013 consisted of cash and cash equivalents, accounts receivable, available-for-sale investments, bank indebtedness, accounts payable and accrued liabilities, loans from joint ventures, long-term debt (including the current portion) and risk management assets and liabilities arising from the use of derivative financial instruments.

Fair Value of Financial Assets and Liabilities
The fair values of cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, and loans from joint ventures approximate their carrying values due to the short-term maturity of those instruments.

Borrowings under bank credit facilities are short-term in nature and are market rate-based, thus, carrying value approximates fair value.  The fair value of public debentures and notes is based on market quotations, which reflect the discounted present value of the principal and interest payments using the effective yield for instruments having the same term and risk characteristics.  The fair values of private notes are based on estimations provided by third parties.  The fair value of Talisman’s floating rate debt is determined by discounting future estimated coupon payments at the current market interest rate.  The fair value of Talisman’s long-term debt at June 30, 2013 was $5.3 billion (December 31, 2012 - $5.2 billion), while the carrying value was $4.9 billion (December 31, 2012 - $4.4 billion).

The fair values of all other financial assets and liabilities approximate their carrying values.

Risk management assets and liabilities are recorded at their estimated fair values.  To estimate fair value, the Company uses quoted market prices when available, or models that utilize observable market data.  In addition to market information, the Company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk.  The Company’s non-performance risk is determined based on third party quotes for the Company’s debt instruments with maturity dates that are similar, or in close approximation, to the maturity dates of the corresponding financial instrument. The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable.

The three levels of the fair value hierarchy are as follows:

•
Level 1 – inputs represent quoted prices in active markets for identical assets or liabilities (for example, exchange-traded commodity derivatives).  Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis;

•
Level 2 – inputs other than quoted prices included within level 1 that are observable, either directly or indirectly, as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates and volatility factors, which can be observed or corroborated in the marketplace.  The Company obtains information from sources such as the New York Mercantile Exchange (NYMEX) and independent price publications; and

•
Level 3 – inputs that are less observable, unavailable or where the observable data does not support the majority of the instrument’s fair value, such as the Company’s internally developed assumptions about market participant assumptions used in pricing an asset or liability, for example, an estimate of future cash flows used in the Company’s internally developed present value of future cash flows model that underlies the fair value measurement.

In forming estimates, the Company utilizes the most observable inputs available for valuation purposes.  If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.  The valuation of over the counter financial swaps and collars is based on similar transactions observable in active markets or industry standard models that rely primarily on market observable inputs.  Substantially all of the assumptions for industry standard models are observable in active markets throughout the full term of the instrument. These are categorized as level 2.

Fair values for cross-currency and interest rate derivative instruments are determined based on the estimated cash payment or receipt necessary to settle the contract.  Cash payments or receipts are based on discounted cash flow analysis using current market rates and prices.  Fair values for commodity price derivatives are based on discounted cash flow analysis using current market rates and prices and option pricing models using forward pricing curves and implied volatility, as appropriate, which are compared to quotes received from financial institutions for reasonability.

The following table presents the Company’s risk management assets and liabilities measured at fair value for each hierarchy level at June 30, 2013:

	Fair value measurements using
	Level 1 inputs	Level 2 inputs	Level 3 inputs	Total fair value
Assets
Interest rate swaps	-	26	-	26
Commodity contracts	-	132	-	132
Liabilities
Commodity contracts	-	10	-	10

Risk Management Assets, Liabilities, Gains and Losses
Derivative instrument	Balance sheet presentation	June 30, 2013	December 31, 2012
Interest rate swaps	Current assets	13	13
Interest rate swaps	Non-current assets	13	19
Commodity contracts	Current assets	72	35
Commodity contracts	Non-current assets	60	7
Risk management assets		158	74

Commodity contracts	Current liabilities	8	81
Commodity contracts	Non-current liabilities	2	1
Risk management liabilities		10	82

During the three month period ended June 30, 2013, the Company recorded a gain on held-for-trading financial instruments of $221 million (2012 - $35 million gain) and a gain of $141 million for the six month period ended June 30, 2013 (2012 - $12 million loss).

Currency Risk
Talisman operates internationally and is therefore exposed to foreign exchange risk.  Talisman’s primary exposure is from fluctuations in the US$ relative to the C$, UK£, and NOK.

Talisman manages its foreign exchange exposure in a number of ways.  By denominating most of its borrowings in US$, the Company is able to reduce some of its economic exposure to currency fluctuations.  Talisman also manages its translation exposure by generally matching internal borrowings with its subsidiaries’ functional currencies.  The Company purchases foreign currencies, mostly at spot value, to meet its current foreign currency obligations as they come due.

In respect of financial instruments existing at June 30, 2013, a 1% strengthening of the US$ against the other currencies noted above, with all other variables assumed constant, would have resulted in an increase of $3 million in net income and a $3 million impact on other comprehensive income during the three month period ended June 30, 2013.  A similar weakening of the US$ would have had the opposite impact.

Interest Rate Risk
Talisman is exposed to interest rate risk principally by virtue of its borrowings including loans from joint ventures.  Borrowing at floating rates exposes Talisman to short-term movements in interest rates.  Borrowing at fixed rates exposes Talisman to reset risk (i.e. at debt maturity).  Risk management activities aim to manage the mix of fixed-to-floating debt to best manage the trade-off between longer term interest rate reset risk and shorter term volatility in interest rates.

In order to mitigate its exposure to interest rate changes, Talisman enters into interest rate swaps from time to time to manage the ratio of fixed rate debt to floating rate debt.  At June 30, 2013, the Company had fixed-to-floating interest rate swap contracts with a total notional amount of $300 million that expire on May 15, 2015.  During both the three and six month periods ended June 30, 2013, the fair value of the fixed-to-floating interest rate swaps decreased by $7 million. During the second quarter of 2013, the Company received $6 million of cash related to these swaps.

In respect of financial instruments existing at June 30, 2013, a 1% increase in interest rates would have resulted in a $1 million decrease in net income and a $1 million impact on other comprehensive income during the three month period ended June 30, 2013.

Credit Risk
A significant proportion of Talisman’s accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks.  At June 30, 2013, approximately 91% of the Company's trade accounts receivable was current and the largest single counterparty exposure, accounting for 10% of the total, was with a highly rated counterparty.  Concentration of credit risk is mitigated by having a broad domestic and international customer base of highly rated counterparties.

Liquidity Risk
Talisman is exposed to liquidity risk, which is the risk that the Company may be unable to generate or obtain sufficient cash to meet its commitments as they come due.  Talisman mitigates this risk through its management of cash, debt, committed credit capacity and its capital program.

Talisman manages its liquidity requirements by use of both short-term and long-term cash forecasts, and by maintaining appropriate undrawn capacity under committed bank credit facilities. The Company has in place facilities totaling $3.1 billion, of which $2.9 billion is fully committed through 2018.  At June 30, 2013, $509 million of commercial paper was drawn and $86 million was supporting letters of credit.   Available borrowing capacity was $2.5 billion at June 30, 2013.

In addition, the Company utilizes letters of credit pursuant to letter of credit facilities, most of which are uncommitted.  At June 30, 2013, letters of credit totaling $1.9 billion had been issued under these facilities, of which $1.5 billion were provided as security for the costs of decommissioning obligations in the UK. Under the contractual arrangements pursuant to which Addax acquired 49% of the share capital of TEUK, Addax’s parent company, Sinopec, has provided an unconditional and irrevocable guarantee for 49% of the UK decommissioning obligations. The remaining outstanding letters of credit relate primarily to a retirement compensation arrangement, guarantees of minimum work commitments and decommissioning obligations in other areas.

Talisman renewed its syndicated credit facility on March 19, 2013 and the maturity date on the majority of the facilities is March 2018. The Company has no significant debt maturities until 2015.

Except for commodity price derivative contracts that mature as noted below, long-term debt that matures as outlined in note 16 and other long-term obligations detailed in note 17, all of the Company’s financial liabilities are due within one year.

Commodity Price Risk
Talisman is exposed to commodity price risk since its revenues are dependent on the price of crude oil, natural gas and NGLs.  Talisman enters into derivative instruments from time to time to mitigate commodity price risk volatility under guidelines approved by the Board of Directors.  The Company may hedge a portion of its future production to protect cash flows to allow it to meet its strategic objectives.

The Company had the following commodity price derivative contracts outstanding at June 30, 2013, none of which are designated as hedges:
Two-way collars (Oil)	Term	bbls/d	Floor/ceiling $/bbl	Fair value asset (liability)
Dated Brent oil index	2013 Jul - Dec	6,000	90.00/121.63	1
Dated Brent oil index	2013 Jul - Dec	10,000	90.00/101.91	(5)
Dated Brent oil index	2013 Jul - Dec	10,000	90.00/105.33	(2)
WTI	2013 Jul - Dec	10,000	85.00/104.05	(1)
Dated Brent oil index	2014 Jan - Dec	10,000	95.00/110.00	11
Dated Brent oil index	2014 Jan - Dec	10,000	90.00/105.00	(2)
WTI	2014 Jan - Dec	5,000	80.00/95.00	(4)
Dated Brent oil index	2015 Jan - Dec	5,000	90.00/100.01	1
WTI	2015 Jan - Dec	5,000	80.00/95.02	2
				1

Fixed priced swaps (Oil)	Term	bbls/d	$/bbl	Fair value asset
Dated Brent oil index	2013 Jul - Dec	7,500	110.01	11
Dated Brent oil index	2013 Jul - Dec	26,500	105.22	16
Dated Brent oil index	2014 Jan - Mar	10,000	103.22	3
Dated Brent oil index	2014 Jan - Jun	10,000	103.06	6
Dated Brent oil index	2014 Jul - Dec	10,000	103.31	11
WTI	2014 Jan - Dec	2,500	91.91	2
Dated Brent oil index	2014 Jan - Dec	10,000	104.02	20
				69

Two-way collars (Gas)	Term	mcf/d	Floor/ceiling $/mcf	Fair value asset (liability)
NYMEX HH LD	2013 Jul - Dec	47,468	3.16/4.67	(1)
NYMEX HH LD	2013 Jul - Dec	94,936	3.16/4.74	(1)
NYMEX HH LD	2013 Jul - Dec	94,936	3.69/4.86	2
NYMEX HH LD	2013 Jul - Dec	94,936	3.79/4.69	3
NYMEX HH LD	2014 Jan - Dec	94,936	4.21/4.72	9
NYMEX HH LD	2014 Jan - Dec	47,468	4.21/4.64	4
NYMEX HH LD	2014 Jan - Dec	47,468	4.21/4.99	6
NYMEX HH LD	2015 Jan - Dec	47,468	4.23/4.87	2
NYMEX HH LD	2015 Jan - Dec	94,936	4.21/5.06	6
				30
Fixed priced swaps (Gas)	Term	mcf/d	$/mcf	Fair value asset
NYMEX HH LD	2014 Jan - Dec	47,468	4.24	2
NYMEX HH LD	2014 Jan - Dec	47,468	4.25	2
NYMEX HH LD	2014 Jan - Dec	47,468	4.34	4
NYMEX HH LD	2014 Jan - Dec	47,468	4.42	5
NYMEX HH LD	2014 Jan - Dec	47,468	4.44	6
NYMEX HH LD	2015 Jan - Dec	47,468	4.54	3
				22

Subsequent to June 30, 2013, the Company entered into a Western Canadian Select (WCS) swap for the fourth quarter of 2013 of 6,500 bbls/d for $75.42/bbl, a WCS swap for the first quarter of 2014 of 6,500 bbls/d for $72.47/bbl and a WTI swap for 2014 of 10,000 bbls/d for $94.28/bbl.

In respect of outstanding financial instruments and assuming forward commodity prices in existence at June 30, 2013, an increase of $1/bbl in the price of oil and an increase of $0.10/mcf in the price of gas would have reduced the net fair value of commodity derivatives, thereby resulting in a decrease in net income of $35 million for the three month period ended June 30, 2013.  A similar decrease in commodity prices would result in an increase in net income of approximately $37 million for the three month period ended June 30, 2013.

20. CONTINGENCIES AND COMMITMENTS
Provisions and Contingencies
From time to time, Talisman is the subject of litigation arising out of the Company’s operations.  Damages claimed under such litigation may be material or may be indeterminate and the outcome of such litigation may materially impact the Company’s financial condition or results of operations.  While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defend itself against such litigation.  These claims are not currently expected to have a material impact on the Company’s financial position.

The New York Attorney General has commenced an investigation, pursuant to the Martin Act, into the disclosure practices of companies engaged in hydraulic fracturing in the New York state area.  The Martin Act provides broad authority to commence and conduct investigations, whether upon receipt of a complaint, or on the Attorney General’s own initiative.  Subpoenas have been issued to a number of companies, including Talisman.  The Company has been cooperating with the New York Attorney General in the investigation.  No enforcement action has been taken against Talisman, nor has the Company been advised that any enforcement action is imminent.

Commitments
As a result of the Yme settlement in March 2013 (see note 11), ocean-going vessel commitments in Norway of $375 million, included in note 23 of the Company’s 2012 audited Consolidated Financial Statements, no longer represent expected future commitments as at June 30, 2013.

There have been no additional significant changes in the Company’s expected future commitments, and the timing of those payments, since December 31, 2012.  Refer to note 23 to the 2012 audited Consolidated Financial Statements for details of the Company’s commitments.

21. OTHER EXPENSES, NET
	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
Foreign exchange gain	(7)	(37)	(39)	(6)
PP&E derecognition	-	6	-	12
Restructuring	11	-	28	-
Other miscellaneous	9	(11)	30	24
	13	(42)	19	30

22. INCOME TAXES
Current Tax Expense (Recovery)

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
North America	(18)	-	(17)	(3)
North Sea	(16)	38	(34)	251
Southeast Asia	163	123	304	298
Other	10	18	33	38
Total	139	179	286	584

Deferred Tax Expense (Recovery)

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
North America	(31)	(52)	(90)	(60)
North Sea	33	146	120	(596)
Southeast Asia	9	33	3	20
Other	(10)	(1)	(15)	(7)
Total	1	126	18	(643)

In the second quarter of 2013, the Company recorded a tax liability associated with a tax position taken in Southeast Asia.  While the Company believes it has a strong technical and legal basis for its position, recent court rulings suggest it is more likely than not that the Company’s tax position will not prevail. Accordingly, the Company recorded a $31 million current tax and a $26 million deferred tax expense, which relates to the years 2003 to 2013.  Additionally during the second quarter, the Company recorded a $16 million benefit from the resolution of a tax position in North America and expects to receive a $16 million refund in the third quarter of 2013.

23. SUPPLEMENTAL CASH FLOW
Items Not Involving Cash
	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
Depreciation, depletion and amortization	464	545	885	1,119
Impairment, net of reversals	(9)	73	(2)	1,126
Dry hole	69	65	69	125
Share-based payments expense (recovery)	1	(32)	21	(74)
Gain on disposals	(59)	(254)	(59)	(759)
Unrealized gain on held-for-trading financial instruments	(203)	(38)	(155)	-
Deferred income tax (recovery)	1	126	18	(643)
Foreign exchange	(5)	(33)	(35)	(8)
Income from joint ventures and associates, after tax	(23)	(43)	(21)	(98)
Other	6	12	8	32
	242	421	729	820

Other Cash Flow Information

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
Cash interest paid	83	65	139	129
Cash interest received	6	2	11	4
Cash income taxes paid	128	229	333	633

24. CASH AND CASH EQUIVALENTS
Of the cash and cash equivalents balance of $270 million (December 31, 2012 - $553 million), $245 million (December 31, 2012 - $456 million) has been invested in bank deposits and the remainder in highly rated marketable securities with original maturities of less than three months.

25. SEGMENTED INFORMATION
Talisman's activities are conducted in four geographic segments: North America, the North Sea, Southeast Asia and Other.  The North America segment includes operations in Canada and the US.  The Southeast Asia segment includes operations and exploration activities in Indonesia, Malaysia, Vietnam and Papua New Guinea and in Australia/Timor-Leste. The North Sea segment includes operations and exploration activities in the UK and Norway. The Company also has non-operated production in Algeria, operations and exploration activities in Colombia, and exploration activities in Sierra Leone and the Kurdistan Region of Iraq.  In 2013, the Company exited or is in the process of exiting Peru, Poland and Sierra Leone.  For ease of reference, the activities in Algeria, Colombia, Peru, Poland, Sierra Leone and the Kurdistan Region of Iraq are referred to collectively as the Other geographic segment.  All activities relate to the exploration, development, production and transportation of oil, liquids and natural gas.

	North America (1)				Southeast Asia (2)
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
(millions of US$)	2013	2012	2013	2012	2013	2012	2013	2012
Revenue
Sales	416	330	785	693	554	581	1,042	1,195
Other income	10	18	26	39	-	-	-	-
Income (loss) from joint ventures and associates, after tax	-	-	-	-	-	-	-	-
Total revenue and other income	426	348	811	732	554	581	1,042	1,195
Segmented expenses
Operating	144	164	291	313	146	109	249	207
Transportation	29	25	56	48	15	13	29	27
DD&A	305	276	586	549	114	105	197	223
Impairment	-	-	-	75	-	-	-	-
Dry hole	-	10	-	21	49	31	52	34
Exploration	6	22	14	23	15	20	35	38
Other	18	5	46	34	2	(14)	8	(13)
Total segmented expenses	502	502	993	1,063	341	264	570	516
Segmented income (loss) before taxes	(76)	(154)	(182)	(331)	213	317	472	679
Non-segmented expenses
General and administrative
Finance costs
Share-based payments (recovery) expense
Currency translation
(Gain) loss on held-for-trading
financial instruments
Gain on asset disposals
Total non-segmented expenses
Income before taxes
Capital expenditure
Exploration	13	29	32	62	71	27	74	40
Development	346	370	636	931	81	68	184	138
Exploration and development	359	399	668	993	152	95	258	178
Acquisitions
Proceeds on dispositions
Other non-segmented
Net capital expenditures
Property, plant and equipment			7,369	7,145			2,522	2,582
Exploration and evaluation assets			1,862	2,078			560	527
Goodwill			133	133			170	170
Investments in joint ventures and associates			-	-			-	-
Other			652	685			579	637
Segmented assets			10,016	10,041			3,831	3,916
Non-segmented assets
Total assets (5)
Decommissioning liabilities (5)			405	476			331	347
	Three months ended June 30		Six months ended June 30
1. North America	2013	2012	2013	2012
Canada	204	206	399	435
US	222	142	412	297
Total revenue and other income	426	348	811	732
Canada			3,416	3,588
US			3,953	3,557
Property, plant and equipment (5)			7,369	7,145
Canada			1,069	1,070
US			793	1,008
Exploration and evaluation assets (5)			1,862	2,078
	Three months ended June 30		Six months ended June 30
2. Southeast Asia	2013	2012	2013	2012
Indonesia	308	293	627	609
Malaysia	168	165	271	323
Vietnam	43	12	65	38
Australia	35	111	79	225
Total revenue and other income	554	581	1,042	1,195
Indonesia			1,007	1,040
Malaysia			769	852
Vietnam			564	494
Papua New Guinea			41	44
Australia			141	152
Property, plant and equipment (5)			2,522	2,582
Indonesia			12	11
Malaysia			78	72
Vietnam			28	14
Papua New Guinea			442	430
Exploration and evaluation assets (5)			560	527

5.  Current period represents balances at June 30. Prior year represents balances at December 31. Equión results have been equity accounted effective January 24, 2011 and TSEUK results effective December 17, 2012.

	North Sea (3)				Other (4)				Total
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
(millions of US$)	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Revenue
Sales	144	770	316	1,715	38	59	107	112	1,152	1,740	2,250	3,715
Other income	5	1	9	4	(5)	(2)	2	-	10	17	37	43
Income (loss) from joint ventures and associates, after tax	(16)	-	(68)	-	39	43	89	98	23	43	21	98
Total revenue and other income	133	771	257	1,719	72	100	198	210	1,185	1,800	2,308	3,856
Segmented expenses
Operating	86	349	157	661	5	7	13	12	381	629	710	1,193
Transportation	6	18	14	38	1	2	3	4	51	58	102	117
DD&A	44	156	90	330	1	8	12	17	464	545	885	1,119
Impairment	(21)	-	(14)	978	12	73	12	73	(9)	73	(2)	1,126
Dry hole	19	18	19	17	1	6	(2)	53	69	65	69	125
Exploration	15	8	28	22	31	41	65	64	67	91	142	147
Other	4	11	8	21	(4)	(7)	(4)	(6)	20	(5)	58	36
Total segmented expenses	153	560	302	2,067	47	130	99	217	1,043	1,456	1,964	3,863
Segmented income (loss) before taxes	(20)	211	(45)	(348)	25	(30)	99	(7)	142	344	344	(7)
Non-segmented expenses
General and administrative									111	133	214	252
Finance costs									79	67	157	138
Share-based payments (recovery) expense									2	(31)	24	(72)
Currency translation									(7)	(37)	(39)	(6)
(Gain) loss on held-for-trading									(221)	(35)	(141)	12
financial instruments
Gain on asset disposals									(59)	(254)	(59)	(759)
Total non-segmented expenses									(95)	(157)	156	(435)
Income before taxes									237	501	188	428
Capital expenditure
Exploration	1	57	35	57	38	57	58	113	123	170	199	272
Development	70	263	173	492	7	6	11	10	504	707	1,004	1,571
Exploration and development	71	320	208	549	45	63	69	123	627	877	1,203	1,843
Acquisitions									-	-	-	2
Proceeds on dispositions									(99)	(437)	(99)	(939)
Other non-segmented									19	32	10	56
Net capital expenditures									547	472	1,114	962
Property, plant and equipment			494	460			274	275			10,659	10,462
Exploration and evaluation assets			266	254			505	460			3,193	3,319
Goodwill			472	472			-	-			775	775
Investments in joint ventures and associates			280	259			1,447	803			1,727	1,062
Other			1,555	1,418			280	905			3,066	3,645
Segmented assets			3,067	2,863			2,506	2,443			19,420	19,263
Non-segmented assets											162	74
Total assets (5)											19,582	19,337
Decommissioning liabilities (5)			632	688			34	46			1,402	1,557

	Three months ended June 30		Six months ended June 30
3. North Sea	2013	2012	2013	2012
UK6	5	516	9	1,179
Norway	144	255	316	540
Loss from TSEUK	(16)	-	(68)	-
Total revenue and other income	133	771	257	1,719
UK			-	-
Norway			494	460
Property, plant and equipment (5)			494	460
UK			-	-
Norway			266	254
Exploration and evaluation assets (5)			266	254
	Three months ended June 30		Six months ended June 30

4. Other	2013	2012	2013	2012
Algeria	28	58	97	112
Colombia7	44	42	101	98
Total revenue and other income	72	100	198	210
Algeria			273	273
Colombia			1	2
Property, plant and equipment (5)			274	275
Colombia			167	124
Kurdistan			338	323
Other			-	13
Exploration and evaluation assets (5)			505	460

5.  Current period represents balances at June 30. Prior year represents balances at December 31. Equión results have been equity accounted effective January 24, 2011 and TSEUK results effective December 17, 2012.

6. 2012 includes revenue from the UK. Subsequent to December 17, 2012, TSEUK results are included in income (loss) from joint ventures and associates.

7. Balances include after-tax equity income from Equión.